UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

VBI Vaccines Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

783899107

(CUSIP Number)

Mark McDonnell
ARCH Venture Corporation
8755 W. Higgins Road Suite 1025
Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 783899107	Schedule 13D	Page 2 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ARCH Venture Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 Shares

	8	SHARED VOTING POWER
2,713,092 Shares

	9	SOLE DISPOSITIVE POWER
0 Shares

	10	SHARED DISPOSITIVE POWER
2,713,092 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,713,092 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 783899107	Schedule 13D	Page 3 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ARCH Venture Partners VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 Shares

	8	SHARED VOTING POWER
2,713,092 Shares

	9	SOLE DISPOSITIVE POWER
0 Shares

	10	SHARED DISPOSITIVE POWER
2,713,092 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,713,092 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 783899107	Schedule 13D	Page 4 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ARCH Venture Partners VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 Shares

	8	SHARED VOTING POWER
2,713,092 Shares

	9	SOLE DISPOSITIVE POWER
0 Shares

	10	SHARED DISPOSITIVE POWER
2,713,092 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,713,092 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 783899107	Schedule 13D	Page 5 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Clinton Bybee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 Shares

	8	SHARED VOTING POWER
2,713,092 Shares

	9	SOLE DISPOSITIVE POWER
0 Shares

	10	SHARED DISPOSITIVE POWER
2,713,092 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,713,092 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 783899107	Schedule 13D	Page 6 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Keith Crandell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 Shares

	8	SHARED VOTING POWER
2,713,092 Shares

	9	SOLE DISPOSITIVE POWER
0 Shares

	10	SHARED DISPOSITIVE POWER
2,713,092 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,713,092 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 783899107	Schedule 13D	Page 7 of 12

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Nelsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 Shares

	8	SHARED VOTING POWER
2,713,092 Shares

	9	SOLE DISPOSITIVE POWER
0 Shares

	10	SHARED DISPOSITIVE POWER
2,713,092 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,713,092 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 783899107	Schedule 13D	Page 8 of 12

Item 1.    Security and Issuer.

This statement relates to the Common Shares, no par value per share (the "Common Shares"), of VBI Vaccines Inc. (the "Issuer") having its principal executive office at 222 Third Street, Suite 2241, Cambridge, MA, 02142.

Item 2.    Identity and Background.

(a)	This statement is being filed by: (1) ARCH Venture Fund VI, L.P. ("ARCH Venture Fund VI"), (2) ARCH Venture Partners VI, L.P. ("AVP VI LP"), which is the sole general partner of ARCH Venture Fund VI, (3) ARCH Venture Partners VI, LLC ("AVP VI LLC"), which is the sole general partner of AVP VI LP, (4) Clinton Bybee ("Bybee"), (5) Keith Crandell ("Crandell"), and (6) Robert Nelsen ("Nelsen" and, together with Bybee and Crandell, collectively, the "Managing Directors" and each individually, a "Managing Director"). Each of the individuals and entities above shall be referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons".

(b)	The business address of each of the Reporting Persons is 8755 West Higgins Road, Suite 1025, Chicago, IL, 60631.

(c)	The principal business of ARCH Venture Fund VI is to invest and assist in developmental and emerging businesses located principally in the United States. The principal business of AVP VI LP is to act as the general partner of ARCH Venture Fund VI. The principal business of AVP VI LLC is to act as the general partner of AVP VI LP. The principal business of each of the Managing Directors is to act as managing directors of AVP VI LLC and a number of affiliated partnerships with similar businesses.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of ARCH Venture Fund VI and AVP VI LP is a Delaware limited partnership. AVP VI LLC is a Delaware limited liability company. Each of the Managing Directors is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

On May 6, 2016, SciVac Therapeutics Inc., a corporation organized under the laws of British Columbia, acquired VBI Vaccines Inc., a Delaware corporation ("Old VBI") that resulted in Old VBI merging with a wholly-owned subsidiary of SciVac Therapeutics Inc. and thus itself becoming a wholly-owned subsidiary of SciVac Therapeutics Inc.  At the time the merger became effective, each issued and outstanding share of Old VBI's common stock, par value $0.0001 per share ("Old VBI Common Stock"), was converted into the right to receive common shares of SciVac Therapeutics Inc., no par value per share ("SciVac Common Shares"), in the ratio of 0.520208 SciVac Common Shares for each share of Old VBI Common Stock.  At such time, ARCH Venture Fund VI's 4,167,842 shares of Old VBI Common Stock were exchanged for 2,168,144 of SciVac Common Shares.

CUSIP No. 783899107	Schedule 13D	Page 9 of 12

On May 6, 2016, SciVac Therapeutics Inc. changed its name to "VBI Vaccines Inc." and received approval for the listing of the SciVac Common Shares on The Nasdaq Capital Market.

On May 16, 2016, Old VBI filed a Form 15-12G certification and notice of termination of registration of the Old VBI Common Stock under Section 12(g) of the Securities and Exchange Act of 1934, pursuant to Rule 12g-4(a)(1) and Rule 12h-3(b)(1)(i).

On June 20, 2016, ARCH Venture Fund VI participated in a private placement of Common Shares of the Issuer by purchasing 544,948 shares of Common Shares at a purchase price of $4.1624 per share.

The working capital of ARCH Venture Fund VI was the source of the funds for the purchase of such shares.  No part of the purchase price paid by ARCH Venture Fund VI was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Shares described above.  The total amount paid by ARCH Venture Fund VI for securities purchased in the private placement transaction is as follows:

ARCH Venture Fund VI:                                                  $2,268,291.55

Item 4.    Purpose of Transaction.

ARCH Venture Fund VI acquired the Common Shares for investment purposes.  Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, ARCH Venture Fund VI and other Reporting Persons may dispose of or acquire additional shares of Common Shares of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 783899107	Schedule 13D	Page 10 of 12

Item 5.    Interest in Securities of the Issuer.

(a)	ARCH Venture Fund VI is the record owner of 2,713,092 Common Shares (the "Record Shares").

(b)
AVP VI LP, as the sole general partner of ARCH Venture Fund VI, may be deemed to beneficially own the Record Shares.   AVP VI LLC, as the sole general partner of the AVP VI LP, may be deemed to beneficially own the Record Shares.

In addition, each of the Managing Directors may be deemed to share the power to direct the disposition and vote of the Record Shares. Each Reporting Person disclaims beneficial ownership of all securities except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Shares of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet.  Such percentage was calculated based on the 35,966,581 Common Shares reported by the Chief Financial Officer of the Issuer to be outstanding as of June 20, 2016.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable

Item 6.    Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The Issuer, ARCH Venture Fund VI and certain other persons and entities are parties to a Share Purchase Agreement (the "Agreement"), which provides ARCH Venture Fund VI (and certain other persons and entities) the right, within 12 months of the date of the Agreement, to receive additional Common Shares in certain circumstances where the Issuer issues additional Common Shares at a purchase price per share that is less than the purchase price paid by ARCH Venture Fund VI (and such other persons and entities) for Common Shares under the Agreement, subject to limitations in the event shareholder approval would be required.  If shareholder approval would be required, the Issuer has agreed to use its reasonable best efforts, as soon as commercially practicable, to obtain shareholder approval.

Except for the transactions described in this Schedule, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 – Power of Attorney.

Exhibit 2 – Agreement regarding filing of joint Schedule 13D.

CUSIP No. 783899107	Schedule 13D	Page 11 of 12

Exhibit 1
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       June 27, 2016

ARCH VENTURE FUND VI, L.P.

By:  ARCH Venture Partners VI, L.P.
its General Partner

By:    ARCH Venture Partners VI, LLC
its General Partner

                                                                                                          By:                        *
                                                                                                                          Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:   ARCH Venture Partners VI, LLC
          its General Partner

          By:                        *
                         Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:                       *
   Managing Director

                      *
Clinton Bybee

                      *
Keith Crandell

                      *
Robert Nelsen

* By:  /s/ Mark McDonnell
           Mark McDonnell as Attorney-in-Fact

* This  Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 1 to the Form 3 relating to the beneficial ownership of shares of VBI Vaccines Inc. (VBIV) by the Reporting Persons filed with the Securities Exchange Commission on August 4, 2014 and incorporated herein in its entirety by reference.

CUSIP No. 783899107	Schedule 13D	Page 12 of 12

Exhibit 2
AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Shares of VBI Vaccines Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:      June 27, 2016

ARCH VENTURE FUND VI, L.P.

By:  ARCH Venture Partners VI, L.P.
its General Partner

By:    ARCH Venture Partners VI, LLC
its General Partner

                                                                                                          By:                        *
                                                                                               Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:   ARCH Venture Partners VI, LLC
          its General Partner

          By:                        *
                         Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:                       *
   Managing Director

                      *
Clinton Bybee

                      *
Keith Crandell

                      *
Robert Nelsen

* By:  /s/ Mark McDonnell
           Mark McDonnell as Attorney-in-Fact

* This  Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 1 to the Form 3 relating to the beneficial ownership of shares of VBI Vaccines Inc. (VBIV) by the Reporting Persons filed with the Securities Exchange Commission on August 4, 2014 and incorporated herein in its entirety by reference.